[redacted]

12010367

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3/4/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teneca, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Minneapolis (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Jones (952) 345-0304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

Lurie Besikof Lapidus
& Company, LLP

TENECA, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011

TENECA, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011

OATH OR AFFIRMATION

I, Roger Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teneca, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Sandra S. DeMars

Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Teneca, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity (deficit), changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Teneca, LLC did not maintain the net capital required by the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) as disclosed in Note 2 to the financial statements.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 23, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis MN 55405
website www.lblco.com

Accounting & Auditing | Tax | Private Investment Banking | Actuarial & Benefits Consulting | Valuation & Litigation Support
LBL Leadership Consulting | Entrepreneurial Services | China Strategies Consulting | LBL Technology Partners

TENECA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CASH	$	8,489
PREPAID EXPENSES		40
DEPOSIT		4,756
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $18,192		3,025
	$	16,310

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

ACCRUED EXPENSES	$	62,089
SUBORDINATED NOTE		10,000
		72,089
MEMBERS' DEFICIT		(55,779)
	$	16,310

See notes to financial statements.

TENECA, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2011

REVENUE		
Investment banking fees		$ 387,500
Interest income		9
		387,509
OPERATING EXPENSES		
Employee compensation and benefits	$ 349,941	
Occupancy	54,675	
Licenses and permits	28,232	
Depreciation	1,983	
Communications and promotion	8,233	
Professional services	13,854	
Interest expense	800	
Other expense	2,456	460,174
NET LOSS		$ (72,665)

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
Year Ended December 31, 2011

	Members' Equity (Deficit)
BALANCE – DECEMBER 31, 2010	$ 16,886
Net loss	(72,665)
BALANCE – DECEMBER 31, 2011	$ (55,779)

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended December 31, 2011

BALANCE – DECEMBER 31, 2010	$ 10,000
Proceeds (payments)	-
BALANCE – DECEMBER 31, 2011	$ 10,000

See notes to financial statements.

TENECA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

OPERATING ACTIVITIES		
Net loss		$ (72,665)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 1,983	
Changes in operating assets and liabilities:		
Accounts receivable	6,367	
Accrued expenses	51,957	60,307
Net cash used by operating activities and net decrease in cash		(12,358)
CASH		
Beginning of year		20,847
End of year		$ 8,489

See notes to financial statements.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Teneca, LLC (Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful life of the assets.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

2. Net Capital Requirements –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis. During the period from December 30, 2011 to January 8, 2012, the Company was not in compliance with these requirements as a result of accruing the $62,089 discretionary profit sharing contributions (Note 6). At December 31, 2011, the Company had a members' deficit of $55,779 (net capital deficiency of $58,600). On January 9, 2012, the Company collected $249,303 for advisory services, at which time the deficiency was corrected and the Company had excess net capital of $184,590 and a ratio of aggregate indebtedness to net capital of 32.75%. The Company notified FINRA of the deficiency on January 4, 2012, and the Securities and Exchange Commission on February 15, 2012. The Company believes that it has taken appropriate corrective actions and does not believe it will suffer material adverse consequences as a result of the noncompliance.

The Company operates under the provisions of section (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

3. Subordinated Note –

The note is due to a member, is subordinated to the claims of any general creditors, bears interest at 8% annually, and is due May 30, 2012. Interest expense on this note was $800 during 2011.

4. Lease Commitments –

The Company leases office space under an operating lease which expires in February 2013. The lease required a $4,756 security deposit. Effective March 2011, the Company began leasing office equipment requiring a minimum monthly payment of $260 plus operating costs. The lease operates on a 90-day renewal basis. Rent expense, including operating expenses and real estate taxes was $47,706 for 2011. Future minimum lease payments under the above operating leases, including rent abatement, are approximately as follows:

Year	Amount
2012	$ 21,800
2013	4,700
	$ 26,500

5. Concentrations –

During 2011, two customers individually comprised approximately 74% and 26% of investment banking fees earned.

6. Employee Benefit Plan –

Effective January 1, 2011, the Company adopted a defined contribution profit sharing plan (Plan), which provides retirement benefits to substantially all employees after one year of service and attaining age 21. The Plan allows the Company to make discretionary contributions. The Company accrued $62,089 of discretionary contributions during the year.

7. Subsequent Events –

Management has evaluated subsequent events through February 23, 2012, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the financial statements of Teneca, LLC as of and for the year ended December 31, 2011, and have issued our report thereon dated February 23, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 23, 2012

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis MN 55405

website www.lblco.com

TENECA, LLC

COMPUTATION OF NET CAPITAL
December 31, 2011

NET DEFICIT		
Members' deficit		$ (55,779)
Addback subordinated note		10,000
Nonallowable assets:		
Prepaid expenses and deposits	4,796	
Property and equipment, net	3,025	(7,821)
NET DEFICIT		$ (53,600)
BASIC NET CAPITAL REQUIREMENTS		
Net deficit		$ (53,600)
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)		5,000
Net capital deficiency		$ (58,600)
AGGREGATE INDEBTEDNESS		$ 62,089
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		N/A
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2011		
Net deficit as reported by the Company		$ (53,600)
Net audit adjustments		-
Net deficit		$ (53,600)

See independent auditor's report on supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Teneca, LLC (Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to the Board of Managers, management and those charged with governance on February 23, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 23, 2012